EXHIBIT 99.1

MAG Reports AGSM Results

VANCOUVER, British Columbia, June 19, 2020 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) reports that at its annual general and special meeting (the “AGSM”) held on June 18, 2020, MAG’s Shareholders approved by majority: to reduce the size of the board to seven; to elect all seven directors standing for re-election; to re-appoint Deloitte LLP as the Company’s auditor; to continue the Company’s Stock Option and Share Unit Plans; to amend and continue the Company’s Deferred Share Unit Plan; and to support the Company’s approach to executive compensation.

Detailed results of the total shares voted at the AGSM are set out below along with the votes in regards to Say on Pay.

Motions	Total Votes Cast	Total Votes For	Total Votes Against	% For	% Against
Number of Directors	58,234,898	58,151,903	82,995	99.86	0.14

Nominees	Total Votes Cast	Total Votes For	Total Votes Withheld	% For	% Withheld
Peter D. Barnes	58,234,898	58,085,499	149,399	99.74	0.26
Richard P. Clark	58,234,898	58,150,782	84,116	99.86	0.14
Jill D. Leversage	58,234,898	58,136,321	98,577	99.83	0.17
Daniel T. MacInnis	58,234,898	58,018,017	216,881	99.63	0.37
George N. Paspalas	58,234,898	58,153,666	81,232	99.86	0.14
Selma Lussenburg	58,234,898	58,156,220	78,678	99.86	0.14
Derek C. White	58,234,898	57,696,517	538,381	99.08	0.92

	Total Votes Cast	Total Votes For	Total Votes Against	% For	% Against
Stock Option Plan	48,488,643	41,213,219	7,275,424	85.00	15.00
Share Unit Plan	48,488,643	44,004,438	4,484,205	90.75	9.25
Deferred Share Unit Plan	48,488,643	44,164,544	4,324,099	91.08	8.92
Say on Pay	58,234,898	55,237,503	2,997,395	94.85	5.15

	Total Votes Cast	Total Votes For	Total Votes Withheld	% For	% Withheld
Appointment of Auditors	67,869,324	65,536,930	2,332,394	96.56	3.44

George Paspalas, President and CEO of MAG, extends his thanks to the Shareholders of the Company for their continued strong support.

About MAG Silver Corp.

MAG Silver Corp. is a Canadian advanced stage development and exploration company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed in a joint venture with Fresnillo (56%). The Juanicipio Project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp.  The Juanicipio Joint Venture is currently constructing and developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation, with the operational expertise of Fresnillo, the project operator.  As well, an expanded exploration program is in place at Juanicipio with multiple highly prospective targets across the property.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions; the use of the net proceeds from the private placement is subject to change; political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov
LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Toll Free:(866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com